Exhibit 21.1

Subsidiaries of the Registrant

Sussex Bancorp Subsidiaries:

Name	Jurisdiction of Incorporation
Sussex Bank	New Jersey
Sussex Capital Trust II	Delaware

Sussex Bank Subsidiaries:

Name	Jurisdiction of Incorporation
ClassicLake Enterprises, LLC	New Jersey
PPD Holding Company, LLC	New Jersey
SCB Investment Company, Inc.	New Jersey
SCBNY Company, Inc.	New York
Tri-State Insurance Agency, Inc.	New Jersey
Wheatsworth Properties Corp.	New Jersey